UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AmREIT
(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	76-0410050 (I.R.S. Employer Identification No.)

8 Greenway Plaza, Suite 1000 Houston, Texas (Address of principal executive offices)	77046 (Zip Code)

Registrant's telephone number, including area code: (713) 850-1400

October 4, 2007

Ms. Linda Van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20548

Mail Stop 4561

RE:	Response to comment letter received from the Staff of the Commission with respect to AmREIT’s Form 10-K for Fiscal Year Ended December 31, 2006 Filed April 2, 2007, File No. 1-31397

Dear Ms. Van Doorn:

This letter sets forth the response of AmREIT to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated October 2, 2007 (the “Comment Letter”) with respect to the above-referenced filings on Form 10-K.

We have set forth below, in boldface type, the text of the comment in the Comment Letter followed by our responses thereto:

1.
Considering that the certifications must be signed in a personal capacity, please confirm to us that you will revise the certifications in future filings to exclude the title of the certifying individual from the opening sentence.

We do confirm that in future filings we will exclude the title of the certifying individual from the opening sentence of the certifications.

In connection with our responses above, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filings; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s time in reviewing our aforementioned filing and in its careful consideration of our responses.  You may contact me at (713) 860-4924 or Brett Treadwell, Vice President – Finance, at (713) 860-4956 with any questions.

Sincerely,

/s/ Chad C. Braun
Chief Financial Officer, AmREIT